SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

June 30, 2007 and December 31, 2006, with Report
of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

June 30, 2007 and 2006
(In thousands of Brazilian Reais)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2007 and 2006, the condensed consolidated statements of cash flows for the six-month periods ended June 30, 2007 and 2006, and the condensed consolidated statements of changes in stockholders’ equity and comprehensive income for the three and six-month period ended June 30, 2007. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2006, and the related consolidated statements of income, cash flows, shareholders equity and comprehensive income for the year then ended not presented herein, and in our report dated January 29, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
August 6, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	June 30, 2007		December 31, 2006
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$	553,669	R$	280,977
Short-term investments		1,205,474		1,425,369
Receivables, less allowance
(2007 – R$ 15,767; 2006 – R$ 10,366)		763,027		659,306
Inventories		145,930		75,165
Deposits with lessors		211,457		232,960
Recoverable taxes		88,640		60,396
Prepaid expenses		91,997		64,496
Other		32,818		12,654

Total current assets		3,093,012		2,811,323

PROPERTY AND EQUIPMENT
Pre-delivery deposits		478,864		436,911
Flight equipment		837,279		660,861
Other		140,764		129,260

		1,456,907		1,227,032
Accumulated depreciation		(193,221)		(147,809)

Property and equipment, net		1,263,686		1,079,223

OTHER ASSETS
Deposits with lessors		433,294		304,875
Deferred income tax		26,938		-
Goodwill		255,811		-
Tradenames		219,603		-
Routes		778,561		-
Other		140,931		63,033

Total other assets		1,855,138		367,908

TOTAL ASSETS	R$	6,211,836	R$	4,258,454

See accompanying notes to condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

	June 30, 2007		December 31, 2006
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term borrowings	R$	382,726	R$	128,304
Current portion of long-term debt		58,062		41,298
Accounts payable		216,151		124,110
Salaries, wages and benefits		107,305		87,821
Sales tax and landing fees		128,678		139,394
Air traffic liability		368,837		335,268
Dividends payable		76,568		42,961
Deferred gains on sale and leaseback transactions		7,171		10,128
Deferred revenue		54,801		-
Other		47,272		91,062

Total current liabilities		1,447,571		1,000,346

NON-CURRENT LIABILITIES
Long-term debt		1,444,710		949,006
Deferred income taxes, net		-		28,064
Deferred gains on sale and leaseback transactions		47,582		48,219
Deferred revenue		610,262		-
Other		148,491		27,661

		2,251,045		1,052,950

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 94,703,717 and
88,615,674 issued and outstanding in 2007 and
2006, respectively		1,207,780		846,125
Common shares, no par value; 107,590,792 issued
and outstanding in 2007 and 2006		41,500		41,500
Additional paid-in capital		36,227		35,430
Appropriated retained earnings		39,577		39,577
Unappropriated retained earnings		1,178,321		1,246,848
Accumulated other comprehensive loss		9,815		(4,322)

Total shareholders’ equity		2,513,220		2,205,158

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	R$	6,211,836	R$	4,258,454

See accompanying notes to condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three months ended June 30,				Six months ended June 30,

	2007		2006		2007		2006

NET OPERATING REVENUES
Passenger	R$	1,046,066	R$	786,849	R$	2,021,427	R$	1,616,707
Cargo and other		105,466		57,179		171,377		90,337

Total net operating revenues		1,151,532		844,028		2,192,804		1,707,044

OPERATING EXPENSES
Aircraft fuel		496,193		283,756		857,491		538,062
Salaries, wages and benefits		178,127		90,175		310,192		171,659
Aircraft rent		136,056		73,442		231,387		139,929
Sales and marketing		85,809		103,630		162,364		202,960
Landing fees		70,289		31,668		125,261		62,009
Aircraft and traffic servicing		99,993		40,560		157,881		72,181
Maintenance materials and repairs		76,502		34,097		122,750		60,212
Depreciation		29,500		15,920		58,046		28,449
Other		72,477		38,522		135,786		75,489

Total operating expenses		1,244,946		711,770		2,161,158		1,350,950

OPERATING INCOME (LOSS)		(93,414)		132,258		31,646		356,094

OTHER INCOME (EXPENSE)
Interest expense		(40,991)		(23,649)		(68,015)		(26,912)
Capitalized interest		4,089		4,355		8,706		7,705
Interest and investment income		72,879		35,878		161,485		69,850
Other, net		8,983		12,009		(22,575)		2,744

Total other income		44,960		28,593		79,601		53,387

INCOME (LOSS) BEFORE INCOME
TAXES		(48,454)		160,851		111,247		409,481

Income tax expense (benefit)		13,083		(54,166)		(30,036)		(123,006)

NET INCOME (LOSS)	R$	(35,371)	R$	106,685	R$	81,211	R$	286,475

EARNINGS (LOSS) PER COMMON
AND PREFERRED SHARE:

Basic and Diluted	R$	(0.18)	R$	0.54	R$	0.41	R$	1.46

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(In thousands of Brazilian Reais)

	Six months ended June 30,

	2007		2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$	81,211	R$	286,475
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation		58,046		25,576
Deferred income taxes		25,857		(6,329)
Allowance for doubtful accounts receivable		5,401		740
Capitalized interest		(8,706)		(7,705)
Deferred revenues		(566)		-
Changes in operating assets and liabilities:
Receivables		(59,738)		7,512
Inventories		(60,435)		(8,377)
Accounts payable and other accrued liabilities		58,523		(54,253)
Deposits with lessors		(93,270)		(35,468)
Air traffic liability		(4,891)		11,896
Dividends payable		33,607		(75,522)
Deferred income taxes		(43,783)		(16,295)
Other, net		(40,091)		(32,355)

Net cash provided by (used in) operating activities		(48,835)		95,895

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts		(13,646)		(9,461)
Acquisition of VRG, net of cash acquired		(194,087)		-
Acquisition of property and equipment		(200,556)		(89,991)
Pre-delivery deposits		(33,247)		(161,758)
Proceeds from sale of available-for-sale securities		1,308,568		344,977
Purchase of available-for-sale securities		(1,088,673)		(603,619)

Net cash used in investing activities		(221,641)		(519,852)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings		213,124		53,393
Proceeds from issuance of long-term debt		461,525		565,895
Dividends paid		(149,738)		(73,646)
Paid subscribed capital		4,405		1,977
Other, net		13,852		3,985

Net cash provided by financing activities		543,168		551,604

NET INCREASE IN CASH AND CASH EQUIVALENTS		272,692		127,647

Cash and cash equivalents at beginning of the period		280,977		106,347

Cash and cash equivalents at end of the period	R$	553,669	R$	233,994

Supplemental disclosure of cash flow information
Interest paid, net of amounts capitalized	R$	66,910	R$	26,912
Income taxes paid	R$	22,811	R$	129,325

Non cash investing activities
Accrued capitalized interest	R$	(8,706)	R$	(7,705)
Shares issued as consideration for the acquisition of VRG	R$	359,244	R$	-

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares				Retained Earnings		Accumulated

					Additional				other
					paid in	Deferred			comprehensive
	Shares	Amount	Shares	Amount	capital	compensation	Appropriated	Unapropriated	income	Total

Balance at December 31, 2006	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (3,845)	R$ 39,577	R$ 1,246,848	R$ (4,322)	R$ 2,205,158
Comprehensive income:
Net income	-	-	-	-	-	-	-	81,211	-	81,211
Changes in fair value of derivative instruments, net of taxes	-	-	-	-	-	-	-	-	14,137	14,137

Total comprehensive income	-	-	-	-	-	-	-	-	-	95,348
Paid-in subscribed capital	-	-	5,823	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	(15)	15	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	797	-	-	-	797
Capital increase	-	-	6,082,220	359,244	-	-	-	-	-	359,244
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(149,738)	-	(149,738)

Balance at June 30, 2007 (Unaudited)	107,590,792	R$ 41,500	94,703,717	R$ 1,207,780	R$ 39,260	R$ (3,033)	R$ 39,577	R$ 1,178,321	R$ 9,815	R$ 2,513,220

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Business Overview

On March 28, 2007, the Company announced the acquisition of 100% of the airline VRG Linhas Aéreas S.A. (VRG) for a combination of cash and non-voting preferred shares, as described in note 3. VRG operates domestic and international air transportation services under the VARIG brand, offering differentiated services with a low-cost business model. The acquisition has been accounted for as a purchase and the results of VRG have been included in the consolidated results from April 9, 2007, the date the Company assumed control of VRG’s operations.

As of June 30, 2007, GOL operated a 69-aircraft fleet, comprised of 25 Boeing 737-800, 30 Boeing 737-700 and 14 Boeing 737-300 aircraft. During the second quarter of 2007, GOL inaugurated two new destinations, increasing served destinations to 58 (50 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay , 1 in Uruguay, 1 in Chile and 1 in Peru). As of June 30, 2007, VRG operated a 19-aircraft fleet, comprised of 16 Boeing 737-300 and 3 Boeing 767-300 aircraft. VRG serves 15 destinations (11 in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela and 1 in Germany).

2. Summary of Significant Accounting Policies

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting (USGAAP), using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

Consolidated quarterly information includes accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GTI S.A., GAC Inc. and Gol Finance. Results include those of VRG since April 9, 2007, the date the Company assumed operations of VRG. All significant intercompany balances have been eliminated.

The exchange rates at June 30, 2007 and June 30, 2006 were R$ 1.9262 and R$ 2.1643, respectively per U.S. Dollar. The average exchange rates for the second quarter of 2007 and 2006 were R$ 1.9818 and R$ 2.1879 respectively (these rates provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The results of the six-month period ended June 30, 2007 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2007. The balance sheet at December 31, 2006 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2006.

For further information, refer to the consolidated financial statements for the year ended December 31, 2006 and footnotes thereto included in the Company’s financial statements filed with the SEC.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets. The Company accounts for goodwill and other intangible assets using SFAS No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” Under this standard, goodwill is tested for impairment annually by comparing the book value to the fair value at the reporting unit level and indefinite-lived intangibles are tested individually, at least annually, by reviewing the individual book values compared to the fair value. Considerable judgement is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure fair value. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans.

Revenue Recognition and Mileage Program. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The Company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly compared with actual refund and exchange activities to ensure the appropriateness of the Company’s revenue recognition method with respect to forfeited tickets.

Revenue from cargo shipment is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in the six-month periods ended 2007, 2006 and 2005 were R$ 79,689, R$ 67,420 and R$ 48,264, respectively.

The acquired company VRG (see Note 3) operates a frequent flyer program, Smiles (“Mileage Program”) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Mileage Program was valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Mileage Program. Outstanding miles earned by flying VRG or distributed by its non-airline partners (such as banks, credit card issuers and e-commerce companies) were revalued using a weighted-average per-mile equivalent ticket value, taking into account such factors as differing classes of service and domestic and international ticket itineraries, which can be reflected in awards chosen by Mileage Program members.

The sale of passenger tickets by the Company includes air transportation and mileage credits. The Company’s sales of miles to business partners include marketing and mileage credits. The Company uses the deferred revenue model to account for its obligation for miles to be redeemed based upon the Company’s equivalent ticket value of similar fares. The Company accounts for all miles earned and sold as separate deliverables in a multiple element revenue arrangement as prescribed by FASB Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables.” The Company uses the residual method and defers the portion of the sales proceeds that represents the estimated fair value of the award and recognizes that amount as revenue when the award is provided. The excess of sale proceeds over the fair value of the award is recognized as air transportation revenue or other revenue (for marketing), as applicable.

For miles that are inactive for a period of 36 consecutive months, it is the Company’s policy to cancel all miles contained in those accounts at the end of the 36 month period of inactivity. The value associated with mileage credits that are estimated to be cancelled based upon inactivity is recognized as passenger revenue in proportion to actual mileage award redemptions over the period in which the redemptions occur.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

The Company’s Mileage Program deferred revenue and liabilities are included under the following balance sheet captions at:

June 30, 2007

Current Liabilities
Deferred revenue	54,801
Non-Current Liabilities
Deferred revenue	610,262

Total	665,063

New accounting pronouncements. In September 2006, the FASB issued SFAS 157. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements. SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on consolidated financial position and results of operations.

3. Business Combination

On April 9, 2007, the Company acquired the airline VRG Linhas Aéreas S.A. (VRG). As of the acquisition date, VRG provided service to 15 destinations (11 in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela and 1 in Germany) and operated a fleet of 19 aircraft, comprised of 16 Boeing 737-300 and 3 Boeing 767-300 aircraft.

The results of VRG’s operations have been included in the Company’s Consolidated Financial Statements beginning April 9, 2007, the date the Company acquired VRG. The Company funded the acquisition with a combination of cash and stock. The value of Company’s preferred shares issued as consideration to the shareholders of VRG was determined based on the average market price at the date that the transaction was agreed to and announced. The total purchase price was R$ 558,744 (US$290,076) of which R$ 194,087 (US$ 100,762) was paid in cash, net of cash acquired, R$ 357,235 (US$ 185,461) was paid in non-voting preferred shares and R$ 7,422 (US$ 3,853) was acquisition cost. The transaction resulted in recognition of tax-deductible goodwill.

Under the purchase method of accounting, the total purchase price is allocated to the net tangible and intangible assets and liabilities of VRG based on their fair values as of the date of acquisition. Independent valuation specialists conducted an independent valuation to assist management in determining the fair values of a significant portion of these assets and liabilities. The work performed by the independent valuation specialists has been considered in management’s preliminary estimates of the fair values reflected in the Condensed Consolidated Financial Statements. The preliminary valuation was based on the actual net tangible and intangible assets of VRG that existed as of the date of acquisition.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

3. Business Combination (Continued)

The initial purchase price allocation between the assets acquired and liabilities assumed was based on management’s best available estimate of fair value for the assets and liabilities of VRG considering the prevailing market conditions at the date of acquisition. The purchase price allocation is preliminary and is subject to revision.

The following table summarizes the preliminary estimated fair value of assets acquired and liabilities assumed for the acquisition at the date of the acquisition:

Assets:
Cash and equivalents	6,325
Accounts receivable	49,384
Inventories	10,330
Deferred tax assets	214,169
Intangible assets	998,164
Other assets	54,433

Total assets acquired	1,332,805

Liabilities assumed:
Accounts payable	(33,518)
Air traffic liability	(38,460)
Mileage program	(665,629)
Debentures	(60,616)
Deferred income taxes	(128,874)
Other liabilities	(102,775)

Net assets acquired	302,933

Purchase price, net of cash acquired	558,744

Excess purchase price over net assets	255,811

Goodwill, R$ 255,811, represents the excess of purchase price of the acquired business over the fair value of the underlying net tangible and intangible assets and is recorded at VRG. Intangible assets with indefinite lives consist primarily of the fair value allocated to routes and tradenames, valued at R$778,561 and R$ 219,603, respectively.

VRG’s route network in Brazil was determined to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The VRG tradenames were determined to have indefinite useful lives due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the VARIG tradenames. In the event the Company determines that the value of goodwill or intangible assets with indefinite lives has become impaired, the Company will recognize a charge for the amount of impairment during the period in which the determination is made.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

4. Deposits with Lessors

Deposits with lessors include aircraft and engine maintenance deposits, security deposits for aircraft leasing contracts and other deposits which will be used to compensate the lessors for other lease related costs when due. Following is the composition of the balance:

	June 30, 2007	December 31, 2006

Aircraft and engine maintenance deposits	326,049	263,647
Security deposits	93,249	40,787
Other deposits	225,453	233,401

	644,751	537,835

Short-term	(211,457)	(232,960)

Long-term	433,294	304,875

Maintenance deposits made in the second quarter of 2007 and 2006 were R$ 31,392 and R$ 10,276, respectively. There were maintenance deposits reimbursements of R$ 3,353 and R$ 0 to the Company for maintenance events during the second quarters of 2007 and 2006, respectively.

5. Short-term Borrowings

At June 30, 2007, the Company had twelve revolving lines of credit with five financial institutions allowing for combined borrowings up to R$ 532,000. One of the credit lines is secured by promissory notes and allows for borrowings up to R$ 300,000. At June 30, 2007 and December 31, 2006, there were R$ 382,726 (US$ 198,695) and R$ 128,304 (US$ 60,011) outstanding borrowings under these facilities, respectively.

The weighted average annual interest rate for these reais-based short-term borrowings at June 30, 2007 and December 31, 2006 was 11.3% and 15.5%, respectively.

6. Long-term Debt

	June 30, 2007	December 31, 2006

Foreign currency:
5.36 % Bank loan	116,004	128,304
7.24 % IFC loan	86,800	107,150
7.50 % Senior notes	435,015	-
8.75 % Perpetual notes	386,680	436,902

	1,024,499	672,356
Local currency:
8.40 % Debentures	60,616	-
9.15 % BNDES loan	57,904	54,626

Capital leases (note 9)	301,691	222,024

Long-term debt	1,444,710	949,006

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

6. Long-term Debt (Continued)

As part of the acquisition of VRG, the Company assumed obligations for convertible debt issued by VRG on January 17, 2007. VRG issued two series of convertible debentures in the nominal amount of R$ 50,000 each to creditors of Varig S.A. in accordance with the public announcement of the judicial auction of the Varig Productive Unit which occurred on July 20, 2006. The debentures, if not converted into shares, mature in 10 years from the date of issuance. At June 30, 2007, the outstanding debt was R$ 60,616 (US$31,469), with interest paid monthly at the rate of 8.40% p.a.

The following table provides a summary of our principal payments of long-term debt obligations at June 30:

						Beyond
(in R$ 000)	2009	2010	2011	2012	2013	2013	Total

Long-term debt
obligations (1)	145,769	29,485	28,793	28,854	27,807	495,631	756,339

(1) The long-term debt obligations do not include the perpetual notes.

7. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During the second quarter of 2007 and 2006, the Company paid R$ 1,562 and R$ 104 (R$ 615 and R$ 91) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During both the second quarters of 2007 and 2006, the Company paid R$ 92 to this company.

The payments to and from the related parties are in the normal course of business and were based on prevailing market rates.

8. Shareholders’ Equity

On June 14, 2007, the Company issued 6,082,220 non-voting preferred shares, of which 6,049,185 were transferred to third parties as consideration for the acquisition of VRG. The total capital increase amounted to R$ 359,244 (US$ 186,504).

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (6.50% p.a. for the second quarter of 2007). For the quarter ended June 30, 2007, the Company’s statutory consolidated financial statements presented a net profit of R$ 248,652 (R$ 98,169 in 2006). The Company accrued a total of R$ 76,022 of interim dividends payable represented by R$ 34,793 of interest on stockholder’s equity and R$ 41,229 of dividends for payment related to the second quarter of 2007, which is included in current liabilities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

9. Leases

During the second quarter of 2007, the Company entered into one lease agreement for one Boeing 737-800 aircraft which is classified as a capital lease under the provisions of SFAS No. 13, “Accounting For Leases”. At June 30, 2007, the Company had seven aircraft classified as capital leases. The capital lease agreements are for a term of eight to twelve years. For five of the Company’s aircraft, there are bargain purchase options to buy them at the end of the lease term. At June 30, 2007, the carrying value of aircraft under capital lease arrangements included in property and equipment, net of accumulated depreciation, totaled R$ 336,982. At June 30, 2007, these aircraft are included in property and equipment at a cost of R$ 351,675 and accumulated depreciation of R$ 14,693. Depreciation of aircraft under capital lease arrangements is included in depreciation and amortization expense.

Future minimum lease payments under capital leases with initial or remaining terms in excess of one year at June 30, 2007 were as follows:

	Thousands of R$	Thousands of US$

2008	42,292	21,956
2009	39,362	20,435
2010	36,652	19,026
2011	34,140	17,724
2012	31,813	16,516
After 2012	147,774	76,720

Present value of net minimum lease payments	332,033	172,377
Less current portion	30,342	15,752

Long-term portion	301,691	156,625

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At June 30, 2007, GOL leased 62 aircraft under operating leases (as compared to 60 aircraft at December 31, 2006), with initial lease term expiration dates ranging from 2007 to 2014 and VRG leased 19 aircraft under operating leases, with initial term expiration dates ranging from 2008 to 2009.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at June 30, 2007 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2008	443,080	13,181	456,261	230,028	6,843	236,871
2009	333,196	8,152	341,348	172,981	4,232	177,213
2010	255,703	3,671	259,374	132,750	1,906	134,656
2011	197,778	1,502	199,280	102,678	780	103,458
2012	157,263	-	157,263	81,644	-	81,644
After 2012	253,931	-	253,931	131,830	-	131,830

Total minimum
lease payments	1,640,951	26,506	1,667,457	851,911	13,761	865,672

During the second quarter of 2007, GOL received two Boeing 737-800 aircraft and VRG received three Boeing 767-300 aircraft.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

10. Other Commitments

The following table provides a summary of our principal payments under aircraft purchase commitments and other obligations at June 30:

						Beyond
(in R$ 000)	2008	2009	2010	2011	2012	2012	Total

Pre-delivery deposits (1)	221,493	279,545	311,041	271,962	126,113	2,946	1,213,100
Aircraft purchase
commitments (2)	2,054,183	1,327,258	1,500,076	2,942,438	2,178,798	147,295	10,150,048

Total	2,275,676	1,606,803	1,811,117	3,214,400	2,304,911	150,241	11,363,148

(1) The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft.

(2) The Company has a purchase contract with Boeing for 108 Boeing 737-800 Next Generation aircraft, under which the Company currently has 74 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 10,150 million (corresponding to approximately US$ 5,269 million) based on the aircraft list price (excluding contractual manufacturer’s discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments can be financed with long-term financing guaranteed by the U.S. Exim Bank (for approximately 85% of the total acquisition cost).

11. Financial Instruments and Concentration of Risk

At June 30, 2007 and December 31, 2006, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguay Guaranis, Peru Nuevos Soles and Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Germany, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at June 30, 2007 is as set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

11. Financial Instruments and Concentration of Risk (Continued)

	June 30, 2007	December 31, 2006

Assets
Cash and cash equivalents	1,217,681	788,136
Deposits with lessors	240,316	273,031
Aircraft and engine maintenance deposits	20,630	20,223
Other	46,668	15,405

Total assets	1,525,295	1,096,795

Liabilities
Foreign suppliers	37,806	25,249
Others	13,582	63,167

Total liabilities	51,388	88,416

Exchange exposure	1,473,907	1,008,379

Exchange exposure in thousands of U.S. dollars	765,189	471,646

Off-balance sheet transactions exposure
Operating Leases	1,667,457	1,948,607
Aircraft commitments	11,363,148	11,549,004

Total exchange exposure	14,504,512	14,505,990

Total exchange exposure in thousands of U.S.
dollars	7,530,117	6,784,841

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes financial derivative instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the second quarter of 2007 and 2006 represented approximately 39.4% and 39.9% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	June 30,		December 31,
	2007		2006

Fair value of derivative instruments at the end of the quarter	R$	19,526	R$	(4,573)
Average remaining term (months)		4		3
Hedged volume (barrels)		2,011,000		1,804,000

Quarter ended June 30:	2007		2006

Hedge effectiveness gains recognized in aircraft fuel expense		-	R$	628
Hedge ineffectiveness net gains recognized in other income	R$	2,428		-
Percentage of actual consumption hedged (during quarter)		56%		55%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

11. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 41%, 25%, 10% and 10% of its jet fuel requirements for the third and fourth quarters of 2007, and the first and second quarters of 2008, respectively, at average crude equivalent prices of approximately US$ 67.4, US$ 72.3, US$ 62.6 and US$ 62.9 per barrel, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal 80-125% of the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

11. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

During the three months ended June 30, 2007, the Company recognized approximately R$2,428 (US$ 1,260) of additional net gains in Other (gains) losses, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$175 (US$ 91) was ineffectiveness expense and mark-to-market losses related to contracts that settled during second quarter of 2007. As of June 30, 2007 there was R$ 17,357 (US$ 9,011), net of taxes, on unrealized gains with jet fuel hedges recorded in “comprehensive income”. Also, there were derivative transactions not designated as hedges for which the change in fair value during the period was R$ (680) which was recorded in other expenses.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts. The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	June 30,		December 31,
	2007		2006

Fair value of derivative instruments at the end of period	R$	916	R$	(275)
Longest remaining term (months)		6		2
Hedged volume	R$	355,480	R$	385,112

Quarter ended June 30:	2007		2006

Hedge effectiveness losses recognized in operating expenses	R$	(8,305)	R$	(5.383)
Hedge ineffectiveness losses recognized in other expenses	R$	(1,219)	R$	(227)
Percentage of expenses hedged (during quarter)		50%		65%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of June 30, 2007 the unrealized loss with exchange rates recorded in “comprehensive income” was R$ (4,180), net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

11. Financial Instruments and Concentration of Risk (Continued)

c) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of June 30, 2007, the total amount invested in synthetic fixed-income option contracts was R$ 62,452 with average term of 142 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of June 30, 2007, the notional amount of fixed-rate swaps to CDI was R$ 61,450 with a fair value of R$ 24, and the notional amount of dollar-denominated swaps to CDI was R$ 251,678 with a fair value or R$ 19,423. The change in fair value of these swaps is recognized in interest income in the period of change.

12. Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, on January 1, 2007. As a result of implementing Interpretation 48, there have not been any unrecognized benefits and there was no impact on the liability for unrecognized tax benefits or results of operations. Accordingly, as of the date of the adoption of FIN 48 the Company did not have any accrued interest and penalties related to unrecognized tax benefits. Management does not believe there will be any material changes related to unrecognized tax positions over the next 12 months. The Company will recognize penalties and interest accrued on any unrecognized tax benefits as a component of income tax expenses. The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates.

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at June 30, 2007 and June 30, 2006, is as follows:

	Six-month periods ended June 30,

	2007	2006

Income before income taxes	111,247	409,481
Nominal composite rate	34%	34%

Income tax by the nominal rate	37,823	139,224
Interest on shareholders’ equity	(23,256)	(22,931)
Difference in financial reporting and tax basis	15,469	6,713

Income tax expense	30,036	123,006

Effective rate	27%	30%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

13. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

For the three month period ended June 30, 2007, all outstanding options to purchase common shares were excluded in the calculation for diluted earnings per share as the Company had a net loss in the period.

	Three-month period ended June 30,		Six-month period ended June 30,

	2007	2006	2007	2006

Numerator
Net income applicable to common
and preferred shareholders for
basic and diluted earnings per
share	R$ (35,371)	R$ 106,685	R$ 81,211	R$ 286,475

Denominator
Weighted-average shares
outstanding for basic earnings
per share (in thousands)	197,306	196,039	196,755	196,000

Effect of dilutive securities:
Executive stock options (in
thousands)	-	117	59	146

Adjusted weighted-average shares
outstanding and assumed
conversions for diluted earnings
per shares (in thousands)	197,306	196,156	196,814	196,146

14. Subsequent Events

On July 4, 2007, GOL closed a long term borrowing agreement in the amount of R$ 14,000 (US$7,330) with the Development Bank of Minas Gerais (BDMG). The BDMG credit line will be used to finance a portion of the investments and operating expenses of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The loan has a term of five years with interest of IPCA plus 6% p.a. (approximately 9.7% p.a.).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 09, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.